99

04036828

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey Ltd

*CURRENT ADDRESS

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34754 FISCAL YEAR 6-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 9/13/04

Norwood Abbey Limited and its Controlled Entities

ACN 085 162 456

FINANCIAL REPORT
FOR THE FINANCIAL YEAR ENDED
30 JUNE 2004

NORWOOD ABBEY LIMITED

FINANCIAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

NORWOOD ABBEY LIMITED

CORPORATE GOVERNANCE STATEMENT

The directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

The board believes that Norwood Abbey's policies and practices comply in all substantial respects with the ASX Corporate Governance Council Principles of Good Corporate Governance. Where the Company's corporate governance practices do not correlate with the practices recommended by the Council, the departure is primarily due to the size of the Company and the nature and operational history of the Company.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise a majority of non-executive directors;
- the directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a regular basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each director prior to that meeting.

On the day the directors' report is made out, the Board consisted of one executive director and three non-executive directors. Details of the directors are set out in the directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a monthly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as directors.

Nomination Committee

The Board has established a nomination committee consisting of the following non-executive directors:

- Mr. R. Lewis (Joint Chairman)
- Mr. D. Ryan (Joint Chairman)
- Mr. J. Jefferis

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with suitability of applicants for Board membership.

Nomination Committee (cont'd)

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

Remuneration Committee

The Board has established a remuneration committee consisting of the following non-executive directors:

- Mr. D. Ryan (Chairman)
- Mr. R. Lewis

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 5 and 6 to the financial statements.

Audit Committee

The Board has established an audit committee consisting of three directors, at least two of whom are non-executive directors. The current members of the audit committee are:

- Mr. R. Lewis (Chairman)
- Mr. D. Ryan
- Mr. P. Hansen

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the external audit function, including reviewing the annual audit plan.

Audit Committee (cont'd)

The audit committee generally invites the Chief Operating Officer and the external auditors to attend audit committee meetings. The audit committee also meets with and receives regular reports from the external auditors concerning any matters which arise in connection with the performance of their respective roles, including the adequacy of internal controls.

Risk Management

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Code of Conduct

As part of the Board's commitment to the highest standard of conduct, the company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2004. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	***Particulars***
Mr. P.J. Hansen	Executive Chairman, aged 59 joined the Board in 1999.
Mr. D.M. Ryan	Chartered Accountant, aged 58 joined the Board in 1999 and in an executive capacity from May 2000 as Director of Finance. Resigned as an executive director on 22 November 2000 and remains a member of the Board in a non-executive capacity.
Mr. R.S. Lewis	Financial Advisor, aged 57, joined the Board in 1999 in a non-executive capacity.
Dr. J.E. Jefferis	Medical Scientist, aged 73, joined the Board in 2002 in a non-executive capacity.

Principal Activities

The consolidated entity's principal activities in the course of the financial year were the research, development, commercialistion and marketing of medical technologies relating to drug delivery and other therapies.

Review of Operations

The consolidated operating loss after income tax for the financial year ended 30 June 2004 was $14,638,000 (2003 - $9,410,000).

Over the past financial year the company has concentrated much of its resources on completing the commercialisation and product launch of Drug Delivery - Laser Assisted Drug Delivery product, the expansion of the Devices Division with the recent acquisition of the Centurion SES™ System and EpiEdge ™ technologies from Ciba Vision (a subsidiary of Novartis) and the continued progress of the financial and commercial stages of the Immunology project including the listing of Norwood Immunology on London's Alternative Investment Market.

Devices Division

The Devices Division includes drug delivery technologies and has recently been expanded to incorporate an innovative device used in corrective eye surgery procedures. The key business strategy is to identify, develop and market medical devices that incorporate the use of a single-use disposable component.

Drug Delivery

The company appointed a US President of Drug Delivery to manage the US and European commercialisation of all the Drug Delivery technology platforms.

The intellectual property position of the Laser area has been strengthened, with further patents granted in Europe and Australia.

Review of Operations – cont'd

Laser Assisted Drug Delivery (LAD)
The current focus for the LAD is building sales in the USA market. First sales in that market were secured in April 2004, with a wide network of commission-based specialist agents targeting single and multi-clinician practise and hospitals.

Under the brand of "Epiture Easytouch" the LAD was successfully exhibited at the American Academy of Pediatrics and the American Society of Pain Management Nurses. The product was well received and product was sold and a number of sales leads were secured.

An innovative, interactive web-based marketing program has been implemented. The program is specifically targeted at accessing doctor's clinics and clinicians directly. This highly interactive program is designed to qualify prospective customers prior to a sales representative visit.

In April 2004, approval was given under the CE Directive 93/42/EEC Annex 11, Article 3. The receipt of the CE mark allows the division to commence marketing of the LAD in all European countries.

Needle-free Drug Delivery
During the year the company has extended the existing partnership with the Bio-Instrumental Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter is developing a unique, needle-free injection device. Under the new agreement, MIT will build on its early prototype concept to create a fully functional device, designed for clinical trials to take place within the next two years. The device will target both the human and veterinary drug-delivery markets.

Microneedles
The company is currently exploring the use of this technology for a specialised veterinary application. Further development will occur in conjunction with suitable commercial partner(s).

Ophthalmology
In the beginning of May 2004 the company acquired the world-wide rights to the medical devices and intellectually property associated with Epi-LASIK, the next generation in laser vision correction surgery.

The next generation approach to laser eye surgery, Epi-LASIK, removes the need to cut the eye and eliminates the associated complications. Instead, a unique hand-held instrument (the Centurion SES ™) uses disposable separators (the EpiEdge ™) to gently peel back the epithelium along a natural cleavage plane. This is moved to one side while the laser corrects the vision and then the epithelium is moved back into place with minimal surgical manipulation. The living cells reattach themselves and heal naturally in a few days.

Epi-LASIK is a precision procedure, supported by extensive clinical studies around the work. It has USA (FDA) and European (CE Mark) marketing approvals.

The company successfully launched the Centurion SES ™ and EpiEdge ™ at the American Society of Cataract & Refractive Surgery Conference in San Diego in May 2004.

Professor Ioannis Pallikaris, the inventor of the LASIK and Epi-LASIK procedures, will act as a consultant to the company as a foundation member of it's Clinical Advisory Board.

A Sales and marketing team is already in place in the USA actively selling Epi-LASIK. The first distributor has been appointed in Korea with the signing of an agreement with Damool Systec Crop Ltd. These have both resulted in sales in June.

Review of Operations – cont'd

Immunology Division
In November 2003, the company signed an exclusive USA licensing agreement with TAP Pharmaceutical Products Inc. Under the licence agreement the company will receive royalties on sales of Lupron Depot ®used from immunology applications. All the original patents on the technology from Monash University have now been assigned to the company Norwood Immunology Limited.

In December 2003, promising data from initial clinical and pre-clinical trial conducted in Australia was presented at the American Society of Hematology (ASH) and published in leading industry journal, "Blood". This showed evidence of thymic re-growth and improved immune system recovery following blocking of the sex hormones through the administration of GnRH analogues.

In November 2003 KBC Peel Hunt was appointed as Nominated Adviser to assist with the listing of Norwood Immunology on London's AIM exchange.

In May 2004, Mr Rolf Stahel, the former Chief Executive of Shire Pharmaceuticals, was appointed as Non-Executive Chairman of Norwood Immunology, subject to admission of the Company's shares to the AIM Market of the London Stock Exchange in June 2004.

On 30 June 2004 Norwood Immunology Limited successfully listed on London's AIM exchange at 38 pence. This valued the subsidiary at $122 million. The company continues to hold 83% of Norwood Immunology Limited. The listing raised $15 million in the group.

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year no share options were granted to directors of the company.

During the financial year 1,316,668 shares were issued as a result of the exercise of options held by Directors.

During and since the end of the financial year an aggregate of 6,050,000 share options were granted to the following executives of the consolidated entity:

Executives	*Number of Options Granted*	*Issuing Entity*	*Number of Ordinary Shares Under Option*
B. Romanin	200,000	Norwood Abbey Limited	200,000
R.G. Walmsley	200,000	Norwood Abbey Limited	200,000
J.H. Bell	200,000	Norwood Abbey Limited	200,000
R.F. Williams	5,450,000	Norwood Immunology Limited	5,450,000

As at the date of this report, executives are entitled to purchase 1,600,000 Norwood Abbey Limited ordinary shares and 5,450,000 Norwood Immunology Limited ordinary shares as follows:

The following Norwood Abbey Limited options issued to executives expire on 31 December 2005:

- 550,000 options exercisable at $1.50 immediately
- 50,000 options at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days
- 250,000 options at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days.

The following Norwood Abbey Limited options issued to executives, granted on 11 August 2003 expire on 31 December 2004:

- 600,000 options exercisable at $1.20 immediately.

The following Norwood Immunology Limited options issued to executives, granted on 7 May 2004 expire on 31 December 2006 and are exercisable as follows:

- 1,450,000 options exercisable at $0.30 immediately.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Japan.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Europe.
- 3,000,000 options exercisable at $1.00 immediately.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

During the financial year 917,000 shares were issued as a result of the exercise of options held by Executives.

Employee Share Option Plan

Further details of the employee share option plan are disclosed in note 6 to the financial statements.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT

Directors' Meetings

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, three Board meetings, one nomination committee meeting, one remuneration committee meeting and five audit committee meetings were held.

	Board of Directors		*Nomination Committee*		*Remuneration Committee*		*Audit Committee*	
Directors	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*
P.J. Hansen	3	3	1	1	1	1	5	4
D.M. Ryan	3	3	1	1	1	1	5	4
R.S. Lewis	3	3	1	1	1	1	5	5
J.E. Jefferis	3	3	1	1	-	-	-	-

Directors' Shareholdings

The following table sets out each directors' relevant interest in shares and options in shares of the company or a related body corporate as at the date of this report.

Directors	*Fully Paid Ordinary Shares*	*Options Over Fully Paid Ordinary Shares*
P.J. Hansen	21,310,000	-
D.M. Ryan	4,296,668	-
R.S. Lewis	1,660,000	-
J.E. Jefferis	60,000	-
	27,466,668	

Directors' and Executives' Remuneration

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's employee share option plan are set out in notes 5 6 and 35 to the financial statements.

The following table discloses the remuneration of the directors of the company:

2004	**Primary**			**Post Employment**			**Equity**	**Other**	
	Salary & fees $	**Bonus $**	**Non-monetary $**	**Super-annuation $**	**Prescribed benefits $**	**Other $**	**Options $**	**benefits $**	**Total $**
Specified directors									
P.J. Hansen	520,000	-	62,448	45,000	-	-	-	-	627,448
D.M. Ryan	65,000	-	-	5,850	-	-	-	-	70,850
R.S. Lewis	65,000	-	-	-	-	-	-	-	65,000
J.E. Jefferis	55,000	-	-	-	-	-	-	-	55,000
Total	705,000	-	62,448	50,850	-	-	-	-	818,298

Directors' and Executives' Remuneration (cont'd)

The following table discloses the remuneration of the executive officers of the company and the consolidated entity:

2004	Primary			Post Employment			Equity	Other	
	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $	benefits $	Total $
Specified executives									
B. Romanin	324,908	-	26,993	25,650	-	-	56,507	-	434,058
R.G. Walmsley	288,008	-	-	11,979	-	-	49,583	-	349,570
J.H. Bell	247,237	-	21,628	14,767	-	-	49,425	-	333,057
R.F. Williams	381,925	261,094	-	-	-	-	1,175,495	-	1,818,514
R. Scarrott	120,545	-	-	-	-	-	-	-	120,545
Total	1,362,623	261,094	48,621	52,396	-	-	1,331,010	-	3,055,744

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the company secretaries, Mr. D.M. Ryan and Mr. J.H. Bell, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Rounding Off of Amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen

Melbourne, 30 August, 2004.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

505 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF NORWOOD ABBEY LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both Norwood Abbey Limited (the company) and the consolidated entity, for the financial year ended 30 June 2004 as set out on pages 12 to 44. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Norwood Abbey Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G J McLean

G J McLean
Partner
Chartered Accountants

Melbourne, 30 August 2004

NORWOOD ABBEY LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the directors



....
Mr. P.J. Hansen

Melbourne, 30 August, 2004.

NORWOOD ABBEY LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Company 2004 $'000	Company 2003 $'000
Revenue from ordinary activities	2(a)(b)	1,934	436	1,037	330
Changes to inventories of finished goods and work in progress		(463)	-	-	-
Raw materials and consumables used		(122)	(99)	(122)	(99)
Employee benefits expense		(5,113)	(2,673)	(3,190)	(1,958)
Depreciation and amortisation expense	2(c)	(1,637)	(1,766)	(347)	(364)
Borrowing costs		(120)	(15)	(11)	(15)
Non-current asset write-down	2(d)	-	(1,832)	-	(2,830)
Net foreign exchange loss	2(c)	(769)	-	(326)	(1,443)
Insurance		(279)	(100)	(188)	(86)
Legal costs		(1,484)	(566)	(877)	(256)
Marketing and investor relations costs		(2,073)	(796)	(1,998)	(677)
Office costs		(555)	(263)	(565)	(226)
Patent maintenance costs		(140)	(162)	(140)	(162)
Professional fees		(1,518)	(560)	(467)	(405)
Travel		(1,170)	(544)	(834)	(404)
Other expenses from ordinary activities		(1,412)	(470)	(933)	(426)
Loss From Ordinary Activities Before Income Tax Expense	2	(14,921)	(9,410)	(8,961)	(9,021)
Income tax expense relating to ordinary activities	4	-	-	-	-
Net Loss	22	(14,921)	(9,410)	(8,961)	(9,021)
Net loss attributable to outside equity interest	24	-	-	-	-
Total Changes In Equity Other Than Those Resulting From Transactions With Owners As Owners		(14,921)	(9,410)	(8,961)	(9,021)
Earnings Per Share					
Basic and Diluted (cents per share)	25	(10.90)	(8.22)		

Notes to the financial statements are included on pages 16 to 44.

NORWOOD ABBEY LIMITED

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2004

	Note	Consolidated		Company	
		2004 $'000	2003 $'000	2004 $'000	2003 $'000
CURRENT ASSETS					
Cash assets		23,294	6,255	11,865	5,204
Receivables	8	1,570	171	140	165
Inventories	9	3,106	131	974	131
Other	10	469	237	181	236
TOTAL CURRENT ASSETS		28,439	6,794	13,160	5,736
NON-CURRENT ASSETS					
Other financial assets	11	6	6	29,774	19,853
Plant and equipment	12	1,291	1,079	1,012	1,079
Intangibles	13	23,907	11,012	2,025	1,960
Other	14	23,395	19,115	19,016	17,021
TOTAL NON-CURRENT ASSETS		48,599	31,212	51,827	39,913
TOTAL ASSETS		77,038	38,006	64,987	45,649
CURRENT LIABILITIES					
Payables	15	5,642	2,913	2,885	2,802
Interest-bearing liabilities	16	7,298	118	55	118
Provisions	17	358	263	310	251
TOTAL CURRENT LIABILITIES		13,298	3,294	3,250	3,171
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	18	5,881	-	86	-
Other	19	-	-	3,278	-
Provisions	20	139	-	139	-
TOTAL NON-CURRENT LIABILITIES		6,020	-	3,503	-
TOTAL LIABILITIES		19,318	3,294	6,753	3,171
NET ASSETS		57,720	34,712	58,234	42,478
EQUITY					
Contributed equity	21	95,725	60,934	85,651	60,934
Accumulated losses	22	(42,283)	(27,362)	(27,417)	(18,456)
Capital reserve	23	(57)	(57)	-	-
Parent entity interest		53,385	33,515	58,234	42,478
Outside equity interest	24	4,335	1,197	-	-
TOTAL EQUITY		57,720	34,712	58,234	42,478

Notes to the financial statements are included on pages 16 to 44.

NORWOOD ABBEY LIMITED

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	Note	Consolidated		Company	
		2004 $'000 Inflows (Outflows)	2003 $'000 Inflows (Outflows)	2004 $'000 Inflows (Outflows)	2003 $'000 Inflows (Outflows)
Cash Flows From Operating Activities					
Receipts from customers		168	19	45	19
Payments to suppliers and employees		(11,774)	(6,127)	(8,156)	(4,614)
Interest received		225	78	202	78
Interest paid		(11)	(15)	(11)	(15)
Other revenue		65	140	6	139
Net cash used in operating activities	31(c)	(11,327)	(5,905)	(7,914)	(4,393)
Cash Flows From Investing Activities					
Payment for plant and equipment		(318)	(100)	(312)	(100)
Proceeds on sale of plant and equipment		70	6	70	6
Loan funds to wholly owned controlled entities		-	-	(536)	(2,185)
Payment for acquisition of intangible assets		(1,770)	(829)	(935)	(173)
Research and development costs paid		(4,679)	(2,177)	(2,725)	(1,952)
Payment for additional investment in controlled entities		-	-	(5,629)	-
Payments for businesses	31(b)	(2,218)	-	(8)	-
Net cash used in investing activities		(8,915)	(3,100)	(10,075)	(4,404)
Cash Flows From Financing Activities					
Repayment of borrowings - lease		(170)	(36)	(170)	(36)
Proceeds from borrowings - lease		193	-	193	-
Payment of share issue costs		(1,227)	(379)	(90)	(379)
Proceeds from issue of shares		38,485	13,073	24,717	11,873
Net cash provided by financing activities		37,281	12,658	24,650	11,458
Net Increase/(Decrease) In Cash Held		17,039	3,653	6,661	2,661
Cash at beginning of the financial year		6,255	2,602	5,204	2,543
Cash At The End Of The Financial Year	31(a)	23,294	6,255	11,865	5,204

Notes to the financial statements are included on pages 16 to 44.

1. SUMMARY OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other amounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(d) Comparative Amounts

Comparative financial information may be reclassified to ensure comparability with the current reporting period. Where there is a material amendment to the classification of comparative financial information, the nature, reason and amount of the reclassification is disclosed.

(e) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The following estimated useful lives are used in the calculation of depreciation:

• Research and development equipment	5 – 15 years
• Office furniture and equipment	5 – 15 years
• Computer software	3 years
• Leasehold improvements	3 years
• Motor vehicles	6 – 7 years

1. SUMMARY OF ACCOUNTING POLICIES

(f) Employee Benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries and annual leave expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

(g) Financial Instruments Issued by the Company

Equity Instruments
Equity instruments are classified as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of shares have been recognised directly in equity as a reduction of the proceeds of shares issued to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of the shares and which would not have been incurred had those instruments not been issued.

Costs associated with the company's capital raising and ASX listing that have been incurred to 30 June 2004 have been recognised directly in equity as a reduction of the proceeds of shares issued.

(h) Foreign Currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in the statement of financial performance in the period in which they arise.

Foreign Operations
Financial statements of integrated foreign operations are translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

(i) Goods and Services Tax

Expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense;

   or

ii. for payables which are recognised inclusive of GST.

The net amount of GST recoverable from the taxation authority is included as part of receivables.

Cashflows are included in the statement of cashflows on a gross basis. The GST component of cashflows arising from investing and financing activities which is recoverable from, or payable to, the taxation authorities is classified as operating cashflows.

1. SUMMARY OF ACCOUNTING POLICIES cont'd

(j) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable.

(k) Intellectual Property and Patents

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries is recorded at its fair value upon acquisition. The directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life. In the opinion of the directors the intellectual property does not have a finite useful life.

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the intellectual property begins upon the commercialisation of the related project and continues over the period in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents & Intellectual Property 10 years

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount.

Patent renewal costs are written off as an expense as they are incurred.

(l) Interest-Bearing Liabilities

Bank loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

(m) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory. Inventory is valued on a first in first out basis.

(n) Investments

Investments are recorded at cost. Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

1. SUMMARY OF ACCOUNTING POLICIES cont'd

(o) Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Lease Incentives
In the event that lease incentives are received to enter into non-cancellable operating leases, such incentives are recognised as a liability. Lease payments are allocated between rental expense, reduction of the liability and, where appropriate, interest expense over the term of the lease.

Surplus Lease Space
In the events that premises leased by the consolidated entity pursuant to a non-cancellable operating lease are identified as surplus to the needs of the consolidated entity, a liability and expense are recognised equal to the total expected outlay relating to the surplus space.

(p) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all entities that comprise the consolidated entity, being the company (the parent entity) and it's controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 32 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(q) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of consolidated benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those future cashflows.

Dividends

A provision is recognised for dividends when they have been declared, determined or publicly recommended by the directors.

1. SUMMARY OF ACCOUNTING POLICIES cont'd

(r) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(s) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets the expected net cash flows have not been discounted to their present value.

(t) Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

Any deferred research and development costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written-off as an expense in the statement of financial performance.

Government grants received or receivable in relation to research and development costs, which are deferred, are deducted from the carrying amount. Grants received or receivable in relation to research and development costs, which are recognised as an expense during the current or previous periods, are recognised as revenue in the statement of financial performance.

(u) Revenue Recognition

Sale of goods
Revenue form the sale of goods is recognised once the following criteria have been meet:

- Persuasive evidence of an exchange arrangement exists
- Delivery has occurred or services have been rendered
- The buyers' price is fixed or determinable
- Collectibility is reasonably assured.

Disposal of assets
Revenue form the disposal of other assets is recognised when the consolidated entity has passed control of the other assets to the buyer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Liabilities Forgiven
The gross amount of a liability forgiven by a credit provider is recognised as revenue.

1. SUMMARY OF ACCOUNTING POLICIES cont'd

(v) Adoption of International Financial Reporting Accounting Standards

In accordance with the Financial Reporting Council's strategic directive, Norwood Abbey Limited will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005. Accordingly, Norwood Abbey Limited's first half-year reported under A-IFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

At the date of this report, the directors of Norwood Abbey Limited have not yet finalised a high-level assessment of the impact of A-IFRS on the consolidated entity, and consequently have not yet determined how they are going to manage the transition to A-IFRS. However, directors are monitoring the developments of A-IFRS and the potential impact it will have on the consolidated entity, and expect to complete an impact study and commence a plan to prepare the consolidated entity to be A-IFRS compliant shortly.

While no decision has yet been made as to the policy alternatives to be applied or the extent to which it will affect the consolidated entity, the directors of Norwood Abbey Limited have identified the following as being the key accounting policy differences expected to arise on transitioning to A-IFRS:

Share-based payment

Share-based compensation forms part of the remuneration of employees of the consolidated entity (including executives) as disclosed in the notes to the financial statements. The consolidate entity does not recognised an expense for any share-based compensation granted. Under IFRS, the consolidated entity will be required to recognise an expense for such share-based compensation.

Research and development

As disclosed in note 1(t), research and development costs are deferred to the extent that they are expected, beyond any reasonable doubt, to be recoverable. Under A-IFRS, research costs will no longer be permitted to be deferred and will be immediately expensed. While development costs may still be deferred, more stringent recognition requirements apply. Accordingly, opening retained earning will be decreased to the extent of any deferred research costs and any development costs that may need to be written off. On an ongoing basis, the effect of the change is that it may be more difficult to capitalise such costs, resulting in a lower net asset balance sheet position as compared to under current Australian GAAP, and creating volatility in the profit and loss as more costs will have to be expensed as incurred.

Property, plant and equipment

On transition to A-IFRS, the entity has several options in the determination of the cost of each tangible asset, and can also elect to use the cost or fair value basis for the measurement of each class of property, plant and equipment after transition. At the date of this report, the entity has not decided which option and measurement basis will be adopted and the likely impacts therefore cannot be determined.

1. SUMMARY OF ACCOUNTING POLICIES cont'd

(v) Adoption of International Financial Reporting Accounting Standards cont'd

Impairment of assets

Non-current assets are written down to recoverable amount when the asset's carrying amount exceeds recoverable amount. Historically, although not mandated, Norwood Abbey Limited has not discounted cash flows in determining the recoverable amount of its non-current assets.

Under A-IFRS, both current and non-current assets, including property, plant and equipment previously excluded as they were measured on a fair value basis, are tested for impairment. In addition, A-IFRS has a more prescriptive impairment test, and requires discounted cash flows to used where value in use is used to assess recoverable amount. Consequently, on adoption of A-IFRS, a further impairment of certain assets may need to be recognised, thereby decreasing the opening retained earnings and the carrying amount of assets – the consolidated entity has not yet determined the impact of the change in accounting policy for future financial reports, as any impairment or reversal will be affected by future conditions.

Income tax

The consolidated entity currently recognises deferred taxes by accounting for the differences between accounting profits and taxable income, which give rise to 'permanent' and 'timing' differences. Under IFRS, deferred taxes are measured by reference to the 'temporary differences' determined as the difference between the carrying amount and the tax base of assets and liabilities recognised in the balance sheet.

The consolidated entity has carried forward tax losses which have not been recognised as deferred tax assets as they do not satisfy the 'virtually certain' criteria under current Australian GAAP (refer note 4(b)). Under A-IFRS, it may be easier to recognise these tax losses as deferred tax assets as they are recognised based on a 'probable' recognition criteria.

Business combinations

Historically, the acquisition of an entity or operation is accounted for under the purchase method of accounting by the legal acquirer. Where consolidated accounts are prepared, the assets and liabilities purchased are initially recognised at their fair values in the consolidated accounts.

Under A-IFRS, the purchase method of accounting must be applied where there is a business combination, however, not all acquisitions will qualify as a business combination, and as such the purchase method of accounting for these acquisitions will no longer be appropriate. In addition, the legal acquirer may not be the 'acquirer' per A-IFRS, and the consolidated accounts may consequently reflect the fair values of the legal acquirer's assets and liabilities rather than the fair value of the assets and liabilities of the entity legally acquired.

Furthermore, there are a number of recognition and measurement differences that result in relation to assets and liabilities acquired in a business combination, particularly in relation to intangible assets and restructuring provisions. Acquired contingent liabilities must also be recognised at their fair values where acquired in a business combination.

The impact of these changes in accounting policy on first-time adoption will depend on whether the consolidated entity will elect to adopt the exemption available to it to not reopen past acquisitions and retrospectively account for them. On an ongoing basis, this change in policy may significantly affect the profit and loss and balance sheet, as the accounting group forward significantly differs from the manner in which such transactions are treated under current Australian GAAP.

2. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax includes the following items of revenue and expense:

	CONSOLIDATED		COMPANY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
(a) *Operating revenue*				
Sales of goods	1,575	109	-	109
Interest revenue – other entities	224	74	209	74
Net foreign exchange gain	-	106	-	-
Grants received	56	106	-	106
Management fee	-	-	750	-
Other income	9	5	8	5
	1,864	400	967	294
(b) *Non-operating revenue*				
Proceeds from the sale of plant and equipment	70	6	70	6
Insurance recovery	-	30	-	30
	70	36	70	36
	1,934	436	1,037	330
(c) *Expenses*				
Cost of sales	420	99	-	99
Write-off of inventory	-	53	-	53
Net foreign exchange loss	769	-	326	1,443
Depreciation of non-current assets:				
- Plant and equipment	167	160	160	160
- Leased assets	83	95	83	95
Amortisation of non-current assets				
- Intangibles	1,387	1,511	104	109
Net transfers to provisions:				
- Employee benefits	133	45	66	57
Surplus leased space	286	-	286	-
Operating lease rental expenses				
- Minimum lease payments	387	160	387	160
Borrowing costs:				
- Interest – other entities	110	3	1	3
- Interest – finance lease	10	12	10	12
(d) *Non-current asset write-down*				
Write-down of patents	-	1,067	-	90
Write-down of investment in subsidiary	-	-	-	1,875
Write-down of receivable from subsidiary	-	-	-	100
Write-down of research & development costs	-	765	-	765
	-	1,832	-	2,830

	CONSOLIDATED		COMPANY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000

3. SALE OF ASSETS

Sale of assets in the ordinary course of business have given rise to the following gains/(losses):

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Net Gains/(Losses)				
- Equipment under finance lease	7	-	7	-
- Plant and equipment	(2)	(1)	(2)	(1)
	5	(1)	5	(1)

4. INCOME TAX

(a) The prima facie income tax benefit on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Loss from ordinary activities	(14,921)	(9,410)	(8,961)	(9,021)
Income tax benefit calculated at 30% of operating loss	(4,476)	(2,823)	(2,688)	(2,706)
Permanent Differences:				
Research & development	(281)	(186)	(107)	(169)
Deductible capital raising costs	(157)	(26)	(26)	(26)
Write-down of non-current assets	-	320	-	27
Non-deductible expenses	184	456	180	35
Timing differences and tax losses not brought to account as future income tax benefits (note 4(b))	4,730	2,259	2,641	2,839
Income tax benefit attributable to operating loss	-	-	-	-

(b) Future income tax benefits not brought to account as assets:

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Tax losses – revenue	15,184	10,454	11,884	9,243
Tax losses – capital	149	149	149	149
	15,333	10,603	12,033	9,392

4. INCOME TAX cont'd

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

a) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;
b) conditions for deductibility imposed by the law are complied with; and
c) no changes in the tax legislation adversely affect the realisation of the benefit of the deductions.

Tax Consolidation System

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company. The impact of the mandatory elements of the tax consolidation system on existing deferred tax balances of the consolidated entity has been estimated based on reasonable best estimates.

The directors have elected for those entities within the consolidated entity that are wholly-owned Australian resident entities to be taxed as a single entity from 1 July 2003. The implementation of the tax consolidation system has not yet been formally notified to the Australian Taxation Office. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is Norwood Abbey Limited.

The financial effect of the adoption of the tax consolidation system has been recognised in the financial statements, and did not give rise to any adjustment to the head entity as the wholly-owned Australian resident entities were dormant at 1 July 2003 and in a tax neutral position.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

5. DIRECTORS' AND EXECUTIVES REMUNERATION

The directors and executives information has been prepared in accordance with the new Accounting Standard AASB 1046 "Directors and Executives Disclosures by Disclosing Entities".

The specified directors of Norwood Abbey Limited during the year were:

- P.J. Hansen (Executive Chairman)
- D.M. Ryan (Non-executive)
- R.S. Lewis (Non-executive)
- J.E. Jefferis (Non-executive)

The specified executives of the Consolidated entity during the year were:

- B. Romanin (Senior Vice President Corporate Development – Norwood Abbey Limited)
- R.G. Walmsley (Chief Executive Officer Devices Group)
- J.H. Bell (Chief Operating Officer and Joint Company Secretary – Norwood Abbey Limited)
- R.F. Williams (Chief Executive Officer – Norwood Immunology Limited)
- R.Scarrott (Chief Financial Officer – Norwood Immunology Limited)

Specified director's and specified executive's remuneration

The remuneration committee reviews the remuneration packages of all specified directors and specified executives on an annual basis and makes recommendations to the board. Remuneration packages are reviewed and determined with due regard to current market rates and are benchmarked against comparable industry salaries adjusted by a performance factor to reflect changes in the performance of the company.

2004	Primary			Post Employment			Equity	Other	
	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $	benefits $	Total $
Specified directors									
P.J. Hansen	520,000	-	62,448	45,000	-	-	-	-	627,448
D.M. Ryan	65,000	-	-	5,850	-	-	-	-	70,850
R.S. Lewis	65,000	-	-	-	-	-	-	-	65,000
J.E. Jefferis	55,000	-	-	-	-	-	-	-	55,000
Total	705,000	-	62,448	50,850	-	-	-	-	818,298
Specified executives									
B. Romanin (i)	324,908	-	26,993	25,650	-	-	56,507	-	434,058
R.G. Walmsley (i)	288,008	-	-	11,979	-	-	49,583	-	349,570
J.H. Bell (i)	247,237	-	21,628	14,767	-	-	49,425	-	333,057
R.F. Williams (ii) (iii)	381,925	261,094	-	-	-	-	1,175,495	-	1,818,514
R. Scarrott	120,545	-	-	-	-	-	-	-	120,545
Total	1,362,623	261,094	48,621	52,396	-	-	1,331,010	-	3,055,744

(i) Mr B. Romanin, Mr R.G. Walmsley and Mr J Bell were granted share options on 11 August 2003. Further details of options contained in note 6 and note 35.

(ii) Under the terms of the contract of engagement for Mr R.F. Williams a cash bonus was paid in two instalments on 12 March 2004 and 23 June 2004. The bonus was paid on successful completion of negotiations and signing of an exclusive licensing agreement with TAP Pharmaceutical Products Inc. for the USA.

(iii) Mr R.F. Williams was granted options in Norwood Immunology Limited on 7 May 2004 in consideration for providing services under a Consultancy Agreement. Milestones governing the vesting of these options to Mr Williams included gaining Admission to London's AIM exchange and the signing of additional licence agreements covering territories other than the USA .

6. EMPLOYEE OPTION PLAN

	2004 No.	2003 No.
Balance at beginning of the financial year	481,600	535,600
Granted during the year	422,200	-
Exercised during the year	(13,000)	-
Lapsed during the year	(59,200)	(54,000)
Balance at the end of the financial year	831,600	481,600

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

Tranche 1

On 2 August 2000 a first tranche of 633,800 options were issued to eligible employees with an exercise price of $1.50 and expire 31 December 2004. Under the rules of the plan the number of options issued was reduced during the year ending 30 June 2002 to 535,600 and reduced during the year ending 30 June 2003 to 481,600, for lapsed options. During the year ended 30 June 2004 tranche 1 options were further reduces by 59,200 options in terms of the rules of the plan. The balance of Tranche 1 options at 30 June 2004 was 422,400.

Each employee's options vest as follows, 20%, 20%, 30% and 30% after 12, 24, 35, and 48 months respectively, from the date of admission of the company to the official list of the Australian Stock Exchange. Once exercised, the issued shares will rank equally with all other issued shares in the company.

Tranche 2

On 4 August 2003 a second tranche of 422,200 options was issued to eligible employees. The issue of these options ensures that all eligible employees are participating in the scheme as approved by shareholders. The second tranche was issued with an exercise price of $1.20 and expire 31 December 2004. On 4 March 2004, 13,000 tranche 2 options were exercised with a fair value of $16,640 and $15,600 consideration received. The fair value of shares received at the date of their issue is measured as the market value at close of trade on the date of their issue. The balance of Tranche 2 options at 30 June 2004 was 409,200.

The directors of the company, being eligible employees under the employee option plan rules, are entitled to participate in allocations. It was determined by the directors that they would exclude themselves from the allocations of employee options.

The fair value of the options at grant date is not recognised in the Financial Statements except for the purposes of determining executives and directors remuneration in respect of the financial year as disclosed in note 5 to the financial statements. The market value of the company's ordinary shares at 30 June 2004 was $0.91 based on the share price quoted on the ASX at that date.

The company does not have an executive share option plan, however options are held by the executives. For the details and basis of these holdings, refer to the directors report and note 35 (related parties) to the financial statements.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares. All options convert at a rate of one option to one fully paid ordinary share.

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
7. REMUNERATION OF AUDITORS				
Auditing the financial report	122,575	64,150	77,430	64,150
Other services	131,792	7,150	74,150	7,150
	254,367	71,300	151,580	71,300

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
8. CURRENT RECEIVABLES				
Trade receivables	1,400	92	62	92
Goods and services tax (GST) recoverable	130	32	38	32
Interest receivable	8	-	8	-
Other receivables	32	47	32	41
	1,570	171	140	165
9. CURRENT INVENTORIES				
Raw materials – at cost	881	37	880	37
Work in progress – at cost	71	-	71	-
Finished goods – at cost	2,154	94	23	94
	3,106	131	974	131
10. OTHER CURRENT ASSETS				
Prepayments	469	237	181	236
11. OTHER NON-CURRENT FINANCIAL ASSETS				
At cost:				
Shares and options	6	6	6	6
Shares in controlled entities	-	-	17,779	4,873
Non-trade receivables from wholly owned controlled entities	-	-	11,989	14,974
	6	6	29,774	19,853

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

12. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment Under Finance Lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2003	169	1,937	230	2,336
Additions	-	557	107	664
Disposals	-	(66)	(94)	(160)
Balance at 30 June 2004	169	2,428	243	2,840
Accumulated Depreciation/Amortisation				
Balance at 30 June 2003	(125)	(1,004)	(128)	(1,257)
Disposals	-	34	61	95
Depreciation expense	(44)	(305)	(38)	(387)
Balance at 30 June 2004	(169)	(1,275)	(105)	(1,549)
Net Book Value				
As at 30 June 2003	44	933	102	1,079
As at 30 June 2004	-	1,153	138	1,291

	Company			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment Under Finance Lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2003	169	1,937	230	2,336
Additions	-	271	107	378
Disposals	-	(66)	(94)	(160)
Balance at 30 June 2004	169	2,142	243	2,554
Accumulated Depreciation/Amortisation				
Balance at 30 June 2003	(125)	(1,004)	(128)	(1,257)
Disposals	-	34	61	95
Depreciation expense	(44)	(298)	(38)	(380)
Balance at 30 June 2004	(169)	(1,268)	(105)	(1,542)
Net Book Value				
As at 30 June 2003	44	933	102	1,079
As at 30 June 2004	-	874	138	1,012

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
12. PLANT AND EQUIPMENT (cont'd)				
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year				
Plant and equipment	305	370	298	370
Leased assets	38	38	38	38
Leasehold improvements	44	57	44	57
	387	465	380	465

13. INTANGIBLES

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Intellectual property at cost	1,450	600	600	600
Patents at cost	7,030	4,208	1,888	1,719
Patents at cost on acquisition	22,434	11,824	-	-
Accumulated amortisation	(7,007)	(5,620)	(463)	(359)
	22,457	10,412	1,425	1,360
	23,907	11,012	2,025	1,960
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,387	1,511	104	109

14. OTHER NON-CURRENT ASSETS

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Deferred research and development costs	23,395	19,115	19,016	17,021
Accumulated amortisation	-	-	-	-
	23,395	19,115	19,016	17,021
Research and development costs incurred during the year and deferred to future years before crediting any related grants	4,280	3,028	1,995	2,803
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	-	-	-	-

15. CURRENT PAYABLES

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Trade payables	3,083	2,475	1,481	2,475
Accrued payables	2,559	438	1,404	327
	5,642	2,913	2,885	2,802

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
16. CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Notes payable (i)	7,243	-	-	-
Finance lease liability (ii) (note 27)	55	118	55	118
	7,298	118	55	118

(i) Secured by the assets acquired in the purchase of the Epi-Lasik business and all proceeds thereof.
(ii) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability.

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
17. CURRENT PROVISIONS				
Employee benefits (i)	260	221	212	209
Surplus lease space (ii) (note 27)	98	42	98	42
	358	263	310	251
(i) The aggregate employee benefit liability recognised and included in the financial statements is as follows:				
Provision for employee benefits:				
- Current	260	221	212	209
	No.	No.	No.	No.
Number of employees at end of the financial year	28	23	22	21
	$'000	$'000	$'000	$'000
(ii) Surplus Lease space				
Balance at the beginning of the financial year				
- Current	42	76	42	76
- Non current	-	42	-	42
	42	118	42	118
- Reduction arising from payments/other sacrifices of future economic benefit	(91)	(76)	(91)	(76)
- Provision created in respect of the non-cancellable operating lease for office space	286	-	286	-
Balance at the end of the financial year				
- Current	98	42	98	42
- Non current	139	-	139	-
	237	42	237	42

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
18. NON-CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Note Payable (i)	5,795	-	-	-
Finance lease liability (ii) (note 27)	86	-	86	-
	5,881	-	86	-

(i) Secured by the assets acquired in the purchase of the Epi-Lasik business and all proceeds thereof.
(ii) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability.

19. NON-CURRENT OTHER LIABILITIES

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Unsecured loans from wholly owned controlled entities	-	-	3,278	-

20. NON-CURRENT PROVISIONS

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Surplus lease space (notes 17(ii) and 27)	139	-	139	-

21. CONTRIBUTED EQUITY

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Fully paid ordinary shares				
161,041,403 fully paid ordinary shares (2003: 125,143,351)	85,651	58,523	85,651	58,523
Nil partly paid shares (2003: 7,090,909)	-	2,411	-	2,411
	85,651	60,934	85,651	60,934
Other				
Gain arising on issue of shares by subsidiary to outside shareholders	10,074	-	-	-
	95,725	60,934	85,651	60,934

	COMPANY 2004 No. '000	COMPANY 2004 $'000	COMPANY 2003 No. '000	COMPANY 2003 $'000
Fully Paid Ordinary Shares				
Balance at beginning of financial year	125,143	58,523	107,537	49,458
Shares issued	28,807	22,873	17,606	9,462
Partly paid ordinary shares now fully paid	7,091	4,255	-	-
Share issue costs	-	-	-	(397)
Balance at end of financial year	161,041	85,651	125,143	58,523

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

21. CONTRIBUTED EQUITY (cont'd)

	COMPANY 2004		COMPANY 2003	
	No. '000	$'000	No. '000	$'000
Partly Paid Ordinary Shares				
Balance at beginning of financial year	7,091	2,411	-	-
Shares issued	-	-	7,091	2,411
Partly paid ordinary shares now fully paid	(7,091)	(2,411)		
Balance at end of financial year	-	-	7,091	2,411

Partly paid ordinary shares carry one vote per share but do not carry the right to dividends.

Share Options

Details of the employee option plan are contained in note 6 to the financial statements and details of directors holdings are contained in note 35(c) to the financial statements.

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
22. ACCUMULATED LOSSES				
Balance at beginning of financial year	(27,362)	(17,952)	(18,456)	(9,435)
Net loss	(14,921)	(9,410)	(8,961)	(9,021)
Dividends provided or paid	-	-	-	-
Balance at end of financial year	(42,283)	(27,362)	(27,417)	(18,456)
23. RESERVES				
Capital	(57)	(57)	-	-
Capital Reserve				
Balance at the beginning of the financial year	(57)	-	-	-
Capital raising costs attributable to parent entity holding in subsidiary	-	(57)	-	-
Balance at the end of the financial year	(57)	(57)	-	-

24. OUTSIDE EQUITY INTEREST

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000
Outside equity interests in controlled entities comprises:		
Contributed equity	4,705	1,200
Share issue costs	(370)	(3)
Accumulated losses	-	-
	4,335	1,197

25. EARNINGS PER SHARE

	2004 Cents per share	2003 Cents per share
Basic and Diluted earnings per share	(10.90)	(8.22)

	2004 No.	2003 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	136,775,914	114,509,943

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2004 $'000	2003 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net loss	14,921	9,410
Net loss used in the calculation of basic earnings per share and diluted earnings per share	14,921	9,410

Information concerning the classification of securities

	2004 No.	2003 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options – Ordinary shares	27,391,569	53,451,241

26. COMMITMENTS FOR EXPENDITURE

(a) *Lease Commitments*
Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 27 to the financial statements.

(b) *Other Expenditure Commitments*

	CONSOLIDATED		COMPANY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Expenditure commitments relating to research projects				
Not longer than 1 year	1,405	2,634	595	2,634
Longer than 1 year and not longer than 5 years	73	1,000	73	-
Longer than 5 years	-	-	-	-
	1,478	3,634	668	2,634

27. LEASES

Finance Leases

Leasing Arrangements

Finance leases relate to motor vehicles with lease terms of 4 years. The consolidated entity has the option to purchase the vehicles for a nominal amount at the conclusion of the lease arrangements.

	CONSOLIDATED		COMPANY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Minimum Future Lease Payments				
- Not later than 1 year	64	125	64	125
- Later than 1 year but not later than 5 years	99	-	99	-
Minimum lease payments	163	125	163	125
Less future finance charges	(22)	(7)	(22)	(7)
Present value of minimum lease payments	141	118	141	118
Included in the financial statements as:				
Current interest bearing liabilities (note 16)	55	118	55	118
Non-current interest bearing liabilities (note 18)	86	-	86	-
	141	118	141	118

Operating Leases

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment and leases over office/warehouse facility. The Australian office lease is for three years with a further option periods of three years. The company's bankers issued a bank guarantee in favour of the landlord which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the company exercises its option to renew. The company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	CONSOLIDATED		COMPANY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Non-cancellable operating leases.				
- Not later than 1 year	377	199	377	199
- Later than 1 year but not later than 5 years	558	5	558	5
	935	204	935	204
In respect of the non-cancellable operating leases for office space the following provisions have been recognised:				
Current provisions (note 17)				
Surplus lease space	98	42	98	42
Non-current provisions (note 20)				
Surplus lease space	139	-	139	-
	237	42	237	42

28. CONTINGENT LIABILITIES

Royalties:

During 1994, Electrospect, Inc. ("Electrospect")(formerly Transmedica International, Inc. which was acquired by the company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights license agreement. The licence fee, net of accumulated amortisation, is included on the statement of financial position as patent costs. Under the terms of the agreement, Electrospect, Inc. will be required to pay additional royalties on products sold which are covered by the patent right. The directors consider that no royalties are due and payable as at 30 June 2004. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence and 2.5% for products non-exclusively licensed and 1% of the net sales price in the case of certain other products.

On 14 June 2000, Norwood Abbey Limited entered into an agreement with University of Arkansas Medical Services ("UAMS") to amend the royalty agreement between Electrospect, Inc. and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party then the 2.5% rate shall be reduced by the percentage royalty payable to such a third party except that the royalty rate payable to UAMS shall never be less than 1.0%. The directors consider that no royalties are due and payable as at 30 June 2004.

On 17 June 2003, Norwood Immunology Limited, entered into an agreement with Monash University. Under the terms of the agreement a royalty is payable to Monash University on income, from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of the technology purchased from Monash University. The royalty rate varies between 7.5% and 3.5% depending on the number of additional licences payable to third parties.

On 27 June 2003, Norwood Immunology Limited entered into an agreement with Associate Professor Richard Boyd. Under the terms of the agreement a royalty of 2.5% is payable to Dr. Boyd and his laboratory on income from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of existing technology developed. In addition, Dr. Boyd and his laboratory are entitled to 7.5% of license fees, royalties and milestone payments received by the company from the commercialisation of any new technology.

On 27 April 2004, Sightrate B.V. entered into an exclusive licence agreement with FOS Holdings S.A. a Luxembourg corporation. Under the terms of this agreement a royalty of 10% is payable to FOS Holdings S.A., for a period of 20 years, on net sales from agreed products whose manufacture or sale is covered by a valid patent claim in the country of manufacture or sale. In addition a royalty of 8% is payable, for a period of 10 years, on net sales of agreed products whose manufacture or sale is not covered by a valid patent claim in the country of manufacture or sale.

Other royalty obligations are considered not to be material on the basis that such obligations will either have expired prior to the first commercial sale, are capped at amounts which are not material or are predicated upon sales through particular distribution channels in respect of which Norwood Abbey Ltd has no obligation to sell.

Licence agreement:

On 22 December 2000 the company entered into an agreement with Monash University for a worldwide exclusive licence to exploit technology licensed from Monash University. This agreement has since been superseded by an agreement signed on 17 June 2003. In terms of this licence the company has agreed to pay an amount up to a maximum of $650,000 contingent on meeting various regulatory approvals.

On 27 April 2004, Sightrate B.V entered into an exclusive licence agreement with FOS Holding S.A. a Luxembourg corporation. Under the terms of the agreement Sightrate B.V. will pay FOS Holdings S.A. a non-refundable, non-creditable milestone payment of US$ 750,000. The timing of the payment is dependent on reaching certain Net Sales targets. A second non-refundable, non-creditable milestone payment of US$ 750,000 is payable on the first anniversary of the milestone listed above.

29. SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

30. SEGMENT INFORMATION

Segment information has been prepared and is presented in accordance with revised Accounting Standard 1005 'Segment Reporting', and the comparative information has been restated in accordance with the requirements of the revised standard.

Segment Revenues

	External Sales		Inter-segment		Other		Total	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Devices Division	1,575	109	-	-	-	-	1,575	109
Immunology Division	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total of all segments	1,575	109	-	-	-	-	1,575	109
Eliminations							-	-
Unallocated							359	327
Consolidated							1,934	436

Segment results

	2004 $'000	2003 $'000
Devices Division	(4,488)	(3,710)
Immunology Division	(4,467)	(30)
Total of all segments	(8,955)	(3,740)
Eliminations	-	-
Unallocated	(5,966)	(5,670)
Loss from ordinary activities before income tax expense	(14,921)	(9,410)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(14,921)	(9,410)
Net Loss	(14,921)	(9,410)

Segment assets and liabilities

	Assets		Liabilities	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Devices Division	44,176	26,829	14,269	807
Immunology Division	19,928	3,776	2,424	141
Other	-	-	-	-
Total of all segments	64,104	30,605	16,693	948
Eliminations	-	-	-	-
Unallocated	12,934	7,401	2,625	2,346
Consolidated	77,038	38,006	19,318	3,294

30. SEGMENT INFORMATION (cont'd)

Other segment information

	Devices Division 2004 $'000	Devices Division 2003 $'000	Immunology Division 2004 $'000	Immunology Division 2003 $'000
Acquisition of segment assets	18,732	2,357	16,152	668
Depreciation and amortisation of segment assets	1,548	1,689	-	-

Geographical Segment Information

Geographical Segment	External Sales		Segment Assets		Acquisition of segment Assets	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Asia	1,168	109	794	-	794	-
North America	407	-	7,829	6,121	3,045	-
Australia	-	-	43,500	24,484	19,064	3,025
Europe	-	-	11,981	-	11,981	-
Unallocated	359	327	12,934	7,401	5,533	4,249
Consolidated	1,934	436	77,038	38,006	40,417	7,274

31. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of cash

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:				
Cash	23,294	6,255	11,865	5,204

31. NOTES TO THE STATEMENT OF CASH FLOWS (cont'd)

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
(b) Businesses acquired				
During the financial year, one business and two entities were acquired. Details of the acquisition are as follows:				
Consideration				
Cash	2,285	-	41	-
Notes payables	12,243	-	-	-
	14,528	-	41	-
Fair value of net assets acquired				
Current assets:				
Cash	67	-	33	-
Inventory	2,720	-	-	-
Non-current assets:				
Plant & equipment	272	-	-	-
Intangibles	11,459	-	-	-
Other	10	-	8	-
Net assets acquired	14,528	-	41	-
Net cash outflow on acquisition				
Cash consideration	2,285	-	41	-
Less cash balances acquired	(67)	-	(33)	-
	2,218	-	8	-
(c) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities				
Loss from ordinary activities after related income tax	(14,921)	(9,410)	(8,961)	(9,021)
Depreciation and amortisation of non-current assets	1,637	1,766	347	364
Unrealised foreign exchange loss/(gain)	645	(106)	(75)	1,443
(Gain)/Loss on disposal of equipment	(5)	1	(5)	1
Patent write-off	-	1,067	-	90
Inventory write-off	-	53	-	53
Research and development write-off	-	765	-	765
Investment write-down	-	-	-	1,875
Receivables write-down	-	-	-	100
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	(1,399)	(129)	25	(123)
(Increase)/decrease in inventory	(2,975)	-	(843)	-
(Increase)/decrease in current prepayments	(232)	400	55	400
Increase/(decrease) in current creditors	5,689	(325)	1,345	(363)
Increase/(decrease) in provisions	234	13	198	23
Net cash used in operating activities	(11,327)	(5,905)	(7,914)	(4,393)

31. NOTES TO THE STATEMENT OF CASH FLOWS (cont'd)

(c) Financing facilities

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	COMPANY 2004 $'000	COMPANY 2003 $'000
Lease finance facility, reviewed annually				
- amount used	163	125	163	125
- amount unused	187	225	187	225
	350	350	350	350

32. CONTROLLED ENTITIES

Name of Entity	Country Of Incorporation	Ownership Interest 2004 %	Ownership Interest 2003 %
Parent Entity			
Norwood Abbey Limited	Australia		
Controlled Entities			
Norwood Immunology Ltd (formerly Norwood Immunology Pty Ltd, formerly Mediated Immunity Pty Ltd) (i)	Australia	82.67	94.6
Norwood Immunology, Inc.	U.S.A.	100	100
Norwood Devices Pty Ltd		100	-
Controlled Entity			
Norwood EyeCare Pty Ltd (formerly Norwood Immunology Holdings Pty Ltd)	Australia	100	100
Norwood Abbey, Inc.	U.S.A.	100	100
Eliza, Inc.	U.S.A.	100	100
Electrospect, Inc. (formerly Transmedica International, Inc.)	U.S.A.	100	100
Sightrate B.V.	Netherlands	100	-
Spectral BioSystems, Inc.	U.S.A.	100	100

(i) **Norwood Immunology Limited**

On 30 June 2004 Norwood Immunology Limited (NIM) listed on London Stock Exchange's Alternative Investment Market (AIM). A total of 15 million shares were issued at 38 pence, raising $15 million. The listing valued Norwood Immunology Limited at approximately $122 million.

	2004 No.	2004 %
Fully paid ordinary shares		
Norwood Abbey Limited	100,375,000	82.67
Monash Commercial Pty Ltd	3,125,000	2.57
Other	17,911,463	14.76
	121,411,463	

33. ACQUISITION OF BUSINESSES

Name of Entity	Date of Acquisition	Proportion of Shares Acquired %	Cost of Acquisition $'000
Controlled Entities			
Norwood Devices Pty Ltd(i)	25 May 2004	100	1
Sightrate B.V. (ii)	23 April 2004	100	41
Businesses			
Epi-Lasik technology purchased from Ciba Vision, a wholly owned subsidiary of Novartis AG(iii)	30 April 2004	-	14,486

The results of the above entities are included from the date of acquisition.

(i) The cost of the acquisition comprises a payable of $1,000
(ii) The cost of the acquisition comprises cash of $41,000
(iii) The cost of the acquisition comprises cash of $2,244,000 and notes payable $12,242,000

34. FINANCIAL INSTRUMENTS

a) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

34. FINANCIAL INSTRUMENTS (cont'd)

d) Interest Rate Risk

The following table details the consolidated entity's exposure to interest rate risk as at 30 June 2004.

			Fixed Interest Rate Maturity				
	Average Interest Rate	Variable Interest Rate	Less than 1 Year	1 to 5 Years	More than 5 Years	Non-Interest Bearing	Total
2004	%	$'000	$'000	$'000	$'000	$'000	$'000
Financial Assets							
Cash	5	23,294	-	-	-	-	23,294
Receivables	-	-	-	-	-	1,570	1,570
Other	-	-	-	-	-	469	469
		23,294	0	0	0	2,039	25,333
Financial Liabilities							
Accounts payable	16.25	21	-	-	-	5,621	5,642
Finance lease	7.00	-	55	86	-	-	141
Employee benefits	-	-	-	-	-	260	260
Notes Payable	5	-	7,243	5,795	-	-	13,038
		21	7,298	5,881	0	5,881	19,081
2003							
Financial Assets							
Cash	4.25	6,255	-	-	-	-	6,255
Receivables	-	-	-	-	-	171	171
Other	-	-	-	-	-	237	237
		6,255	0	0	0	408	6,663
Financial Liabilities							
Accounts payable	15.75	13	-	-	-	2,900	2,913
Finance lease	9.00	-	118	-	-	-	118
Employee benefits	-	-	-	-	-	221	221
		13	118	0	0	3,121	3,252

35. RELATED PARTY DISCLOSURES

a) *Equity Interests in Controlled Entities*

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 32 to the financial statements.

b) *Specified directors and specified executive's remuneration*

Details of specified directors' and specified executive's remuneration are disclosed in note 5 to the financial statements.

c) *Specific director's and specific executive's equity holdings*

Ordinary shares

	Balance @ 1 July 2003	Granted as remuneration No.	Received on exercise of options No.	Net Other change No.	Balance @ 30 June 2004	Balance held nominally	Issuing Entity (i)
Specified directors							
P.J. Hansen	21,310,000	-	-		21,310,000	-	NAL
D.M. Ryan	3,531,000	-	1,116,668	(351,000)	4,296,668	-	NAL
R.S. Lewis	1,460,000	-	200,000	-	1,660,000	-	NAL
J.E. Jefferis	60,000	-	-	-	60,000	-	NAL
Specified executives							
B. Romanin	-	-	28,000	-	28,000	-	NAL
R.G. Walmsley	-	-	864,000	(14,000)	850,000	-	NAL
J.H. Bell	13,500	-	25,000	-	38,500	-	NAL
	26,374,500	-	2,233,668	(365,000)	28,243,168	-	
R.F. Williams	-	-	-	197,368	197,368	-	NIM
R. Scarrott	-	-	-	26,316	26,316	-	NIM
	-	-	-	223,684	223,684	-	

Share Options

	Bal @ 1 July 2003 No.	Granted as remuneration No.	Exercised No.	Other change No.	Bal @ 30 June 2004 No.	Bal Vested @ 30 June 2004 No.	Vested but not exercise-able No.	Vested and exercise-able No.	Options vested during the year No.	Issuing Entity (i)
Specified directors										
P.J. Hansen	7,233,336	-	-	(7,233,336)	-	-	-	-	-	NAL
D.M. Ryan	1,166,668	-	1,116,668	(50,000)	-	-	-	-	-	NAL
R.S. Lewis	466,664	-	200,000	(266,664)	-	-	-	-	-	NAL
J.E. Jefferis	-	-	-	-	-	-	-	-	-	-
Specified executives										
B. Romanin	825,000	223,500	28,000	-	1,020,500	1,006,400	450,000	556,400	256,400	NAL
R.G. Walmsley	1,064,400	225,200	864,000	(150,000)	275,600	260,480	-	260,480	240,320	NAL
J.H. Bell	305,800	215,400	25,000	-	496,200	486,960	-	486,960	224,640	NAL
	11,061,868	664,100	2,233,668	(7,700,000)	1,792,300	1,753,840	450,000	1,303,840	721,360	
R.F. Williams	-	5,450,000	-	-	5,450,000	4,450,000	-	4,450,000	4,450,000	NIM
R. Scarrott	-	-	-	-	-	-	-	-	-	-
	-	5,450,000	-	-	5,450,000	4,450,000	-	4,450,000	4,450,000	

(i) Issuing entity – Norwood Abbey Limited (NAL) and Norwood Immunology Limited (NIM).

35. RELATED PARTY DISCLOSURES (cont'd)

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
d) Other transactions with specified directors				
The operating loss before income tax includes the following items of expense that resulted from transactions with directors or their director-related entities:				
Consultancy fees	-	31,042	-	31,042

In the previous financial year, DMR Corporate Pty Ltd, a company partly owned by Mr. D.M. Ryan provided accounting and financial services to the company totalling $7,722 on normal terms and conditions. No similar costs were incurred in the current year.

In the previous financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the company totalling $23,320 on normal terms and conditions. No similar costs were incurred in the current year.

e) *Transactions Within the Wholly-Owned Group*

The wholly owned group includes:

- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 11 to the financial statements.

During the financial year the ultimate parent entity provided administration services to Norwood Immunology Limited for a total fee of $750,000, in the previous year the services where provided at no charge.

During the financial year the ultimate parent entity provided administration services to all other entities in the wholly-group for no charge.

f) *Controlling Entities*

The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

NORWOOD ABBEY LIMITED

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 30 JULY 2004)

Fully Paid Ordinary Shares

- 161,041,403 fully paid ordinary shares are held by 4,842 individual shareholders.

  All issued ordinary shares carry one vote per share.

Options

- 27,391,569 options are held by 146 individual optionholders.

  Options do not carry a right to vote.

Distribution Of Holders Of Equity Securities

			Fully Paid Ordinary Shares	Options
1	-	10,000	3,689	61
10,001	-	20,000	581	33
20,001	-	50,000	383	23
50,001	-	9,999,999,999	189	29
			4,842	146
Holdings less than a marketable parcel			209	

Substantial Shareholders

	Fully Paid	
Ordinary Shareholders	Number	Percentage
Barloma Nominees Pty Ltd	18,200,000	11.30
ANZ Nominees Limited	16,912,052	10.50
National Nominees Limited	13,066,615	8.11
	48,178,667	29.91

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

NORWOOD ABBEY LIMITED

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 30 JULY 2004)

Twenty Largest Holders Of Quoted Equity Securities

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
Barloma Nominees Pty Ltd	18,200,000	11.30
National Nominees Limited	17,674,615	10.98
ANZ Nominees Limited	16,912,052	10.50
Fieldcove Pty Ltd	6,309,472	3.92
J P Morgan Nominees Australia	6,199,413	3.85
Westpac Custodian Nominees	3,563,147	2.21
Link Traders (Aust) Pty Ltd	3,250,000	2.02
Citicorp Nominees Pty Limited	2,575,855	1.60
Bevillesta Pty Ltd	2,466,668	1.53
P.J. Hansen	2,410,000	1.50
Roxtrus Pty Ltd	2,225,000	1.38
TAP Pharmaceutical Products	1,644,471	1.02
Bevillesta Pty Ltd	1,615,000	1.00
Tricom Nominees Pty Ltd	1,475,000	0.92
Indira Enterprises Pty Ltd	1,412,456	0.88
Ray Brooks Pty Ltd	1,285,000	0.80
Mr Peter Buchanan Simpson	1,285,000	0.80
Perpetual Trustee Company	1,200,000	0.75
Dorvell Pty Ltd	1,180,268	0.73
La Barge Incorporated	1,150,000	0.71
	94,033,417	58.40

Company Secretaries

Mr. D.M. Ryan & Mr J.H. Bell

Principal Registered Office

Level 7
470 Collins Street
MELBOURNE VIC 3000
Tel: (03) 9629 4277

Principal Administration Office

63 Wells Road
CHELSEA HEIGHTS VICTORIA 3196
Tel: (03) 9782 7333

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
Tel: (03) 9415 5000

Stock Exchange Listings

Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited.



Norwood Abbey Ltd

Corporate Presentation

August 2004

partnerships to improve PEOPLE'S LIVES



Investment Highlights

- Strong financial position ~A$23 million cash at 30/06/04
- Achieved >A$1million revenue FY2004 and forecast of A$14 million in FY2005
- Seasoned, experienced management team
- Expert in commercializing new technology with established track record
- Focus on new technologies with "razor / razor blade" business models
- Immunology partial spin-off on London AIM market (June 2004)
- Acquired Epi-LASIK business - favorable terms provide revenue generator and potential for accelerated profitability (May 2004)
- Laser Assisted Drug Delivery (LAD) device commercialized, now revenue-producing (1Q 2004)
- Parent moving from Level I ADR to NASDAQ SmallCap listing by year end 2004

partnerships to improve PEOPLE'S LIVES

Norwood has two business segments and three key technology platforms


Norwood Abbey Ltd
Norwood Immunology
Norwood Devices
Immunology Project
Drug Delivery
Eye Care

partnerships to improve PEOPLE'S LIVES



Norwood's Strategy

- Building and managing businesses with new technologies that involve the 'razor/razor-blade' business model
- Partnerships that leverage strong relationships with world's best
- Diversified risk strategy – multiple business lines

partnerships to improve PEOPLE'S LIVES

Key Partnerships

- Immunology
  - Research / Technology - Monash University
  - Medical and Scientific Advisory Board
  - Commercial – TAP Pharmaceutical Products
- Epi-LASIK EyeCare
  - Research / Technology – University of Crete
  - Medical and Scientific Advisory Board – Dr Ioannis Pallikaris
  - Global Medical Advisor – Dr Marguerite McDonald
  - Key Ophthalmic Distributors Worldwide
- Laser assisted Drug Delivery (LAD)
  - Technology - Massachusetts General Hospital (MGH)
  - Pharmaceutical (U.S.) – Ferndale Laboratories
  - Manufacturing – LightMed (Taiwan)
  - Asian Commercialization – MedNet International
- Needle-free Injection System
  - Technology - Massachusetts Institute of Technology (MIT)

partnerships to improve PEOPLE'S LIVES



Norwood's Businesses

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

norwood immunology


T cell attacking a cancer tumor cell

www.norwoodimmunology.com

partnerships to improve PEOPLE'S LIVES



The Immune System

- The body's immune system is critical, essential defence in fighting disease including cancer
- An improved immune system is of significant benefit to long term health and well-being
- To date, no therapies have been introduced that fundamentally improve the immune system

partnerships to improve PEOPLE'S LIVES

Immune System - Role of the Thymus


Adult Thymus Gland
(Filled with fat cells)
Child Thymus Gland
(Filled with lymphocytes)

- The thymus shrinks following puberty and produces a significantly lower output of naïve T cells
- After receiving therapies that assault the immune system (chemo or radiotherapy) or in those contracting HIV, the inability of the body to produce sufficient naïve T cells can be a significant problem
- These immuno-deficiencies are associated with uncontrollable and sometimes fatal infections
- Reduced ability to deal with residual cancer cells

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Science and Technology

- The following figure shows the effect of sex hormone suppression (using GnRH analogue drugs) on the thymus
- The observed thymic re-growth, in the old, but treated animal, occurs within days of sex hormone removal and is complete by 2 to 4 weeks



Thymus of a young animal.



Thymus of an old animal.



Thymus of a treated animal

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Commercial Opportunity

- Commercial strategy
  - Based on expanding use of a safe and effective drug
  - Investment in late stage human trials
  - Time to market is short – estimated 2-3 years for first indications
- Value of drug
  - Average per treatment cost of ~US$2500*

*(Lupron Depot® - 6 month treatment)

Norwood's US Commercial Partner

- In November 2003, Norwood signed an exclusive licence agreement with TAP Pharmaceutical Products Inc., to license Norwood's technologies for immunology applications in the USA

TAP PHARMACEUTICAL PRODUCTS INC.

partnerships to improve PEOPLE'S LIVES

TAP and GnRH Analogue Drugs

- GnRH analogues, approved in most countries for the treatment of prostate or breast cancer or for endometriosis, generate global revenue of some US$2.8 billion annually
- TAP is market leader in the US with GnRH agonist – Lupron Depot® with annual sales of over US$850 million
- Commercialization of this project will generate sales for TAP and license fees and royalty income for Norwood, initially in the USA

partnerships to improve PEOPLE'S LIVES



Partnership is focusing on significant markets

Norwood (with TAP) is focusing commercial and clinical development on market segments in which the ability to rejuvenate the immune system, is expected to have a significant impact.

- Cancer:
  - Recovery of Immunity following chemotherapy or radiation;
  - Cancer vaccines (and vaccines generally); and
  - Bone marrow transplantation
- Viral diseases - HIV/AIDS
- Autoimmune disorders
- Transplantation

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



U.S. Markets are large

Improved immune system

Viral Diseases

HIV/AIDS approx. 980,000 sufferers in North America, approx. 1.6 million in developed world and approx. 42 million globally

[redacted]

Estimated 1.3 million p.a. newly diagnosed cancer patients in 2003 in the US alone

Approx. 1.4 million chemo patients in US 2001

US annual cancer deaths 556,500

Estimated US annual incidence of cancer to double to 2.6 million in 2050

A effective immune system is important in the use of New cancer treatments

Vaccination

Improving cancer vaccines efficacy

Potential for improving other therapeutic adult vaccinations

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Commercialization Successes

- Royalties are payable on sales of Lupron Depot® when used for Norwood Immunology applications
- GnRH analogues are already approved for use in existing indications
- Patents have been filed re use of drug for immunology effect
- The commercial partnership with TAP, will bring protection for the Norwood immunology technology in USA

partnerships to improve PEOPLE'S LIVES



Clinical Trials (2004/2005)

Additional clinical trial programs are aimed at developing and commercialising the technology and expanding the use of Lupron™

- Cancer
  - Cancer patients undergoing bone marrow transplant (BMT)
  - Cancer - testing for improved responses to general vaccines
  - Cancer - Melanoma - testing for improved responses to a cancer specific vaccine
- Viral - HIV/AIDS

It is expected that the first U.S. trials will commence in 2004 and be completed in 2005/6

partnerships to improve PEOPLE'S LIVES

Medical Collaborations

Collaborations - Pre-eminent international scientific and medical institutions

- M.D. Anderson Cancer Center, Houston, U.S.A.
- Royal Free Hospital, London, U.K.
- Memorial Sloan-Kettering Cancer Center, New York, U.S.A.
- Dana-Farber Cancer Institute, Boston, U.S.A.
- University of Minnesota, U.S.A.
- University Hospital – Basel, Switzerland
- Peter MacCallum Cancer Institute – Melbourne, Australia
- Alfred Hospital, Melbourne, Australia

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Medical and Scientific Advisory Board

- Dr Bruce R Blazar (Prof in Transplantation Immunology, University of Minnesota)
- Dr Georg Hollander (Prof of Paediatric Immunology, Basel Institute)
- Dr Paul Travers (Anthony Nolan Research Inst, Royal Free Hospital)
- Dr Yousuke Takahama (Director of the Department of Immune System Development, University of Tokushima)
- Dr Marcel van den Brink (Memorial Sloan-Kettering Cancer Center)

Principal Investigators

- Dr Richard Champlin (Prof of Medicine, MD Anderson Cancer Center)
- Dr Lee Nadler (Senior VP, Dana Farber Cancer Institute)

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Financial & Corporate Highlights

- Financial Projections
  - Norwood anticipates first royalties in late 2006/2007
  - Norwood anticipates cash flow break even in 2007
- Norwood Immunology (NIM) listing on London AIM (June 2004) and Norwood Abbey retains ~83% equity
- It is part of the Norwood strategy to license its technology outside the USA

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Norwood Immunology - Summary

- Rejuvenating the adult immune system
- Based on patented ‘new use’ of an existing class of drugs (GnRH analogues – Lupron™)
- Commercial partnership with TAP, US market leader
- Very large potential markets including Cancer, Viral diseases and Auto-immune disorders
- Time to market is short – 2 to 3 years
- Prestigious medical and scientific advisers and collaborators

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



Devices – EyeCare

www.norwoodeyecare.com

partnerships to improve PEOPLE'S LIVES



Norwood EyeCare and Epi-LASIK

- In May, Norwood acquired key product portfolio used in vision correction surgery
- Acquisition from CIBA Vision, a wholly owned subsidiary of Novartis AG (NYSE:NVS)
- New technology eliminates cutting of eye and associated complications
- Endorsed by leading clinicians worldwide
- U.S. (FDA) and Europe (CE Mark) marketing approvals
- Developed by inventor of LASIK procedure
- Exciting addition to Norwood devices division

partnerships to improve PEOPLE'S LIVES



What is Epi-LASIK

- Epi-LASIK is the next generation approach to laser refractive surgery
  - The Centurion SES™ system and EpiEdge™ disposable separator remove need to cut the eye and hence eliminates associated complications
  - Unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane
  - Clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Centurion SES™ System and EpiEdge™ Separator


90
90
600

Centurion SES™
Drive Control Unit



Centurion SES™
Handpiece with EpiEdge™

partnerships to improve PEOPLE'S LIVES

Epi-LASIK does not cut the cornea


Epithelium
EpiEdge separator
Bowman's layer
Corneal stroma

The Centurion SES™ System with the EpiEdge™ disposable separator does not cut the eye but gently moves the epithelium to the side. The unit is called an *epikeratome*

partnerships to improve PEOPLE'S LIVES



Epi-LASIK market opportunity is significant

- In excess of 3 million procedures worldwide annually
- 5,700 microkeratomes (existing system used in the LASIK procedure)
- Centurion SES™ System sells for between US$62,000 and US$100,000 and EpiEdge™ disposable separator has rrp of US$75
- First revenues received in June 2004

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Devices – Drug Delivery

www.norwoodabbey.com

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Laser Assisted Drug Delivery (LAD)



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What does LAD do?

- Enables efficacious and efficient delivery of drugs through the skin
- Painlessly alters the outer layer of skin - stratum corneum
- Increases permeation of drugs
- Enables better delivery of drugs through the skin
- Reduces time it takes for a drug to work





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Topical Anesthesia – Faster Effect


Topical Anesthesia
45-60 min
+
LAD Technology
=

Rapid & Effective Local Anesthesia in *5* minutes

- Injections
- IV insertions
- Blood sampling

partnerships to improve PEOPLE'S LIVES

LAD – Commercial strategy

- Device designed for use with single use disposables
- Profit margins from sales of disposable tips and drug
- Strategy
  - Maximize market penetration by utilizing high disposable/drug margins to subsidize device costs
  - Device distribution by specialized commission based device sales agents



partnerships to improve PEOPLE'S LIVES

US strategy focus is on Pain Management

epiture easytouch™
Ouch-free technology

www.epitureeasytouch.com


aren't such a pain
epiture


aren't such a pain
epiture

where needles aren't such a pain

partnerships to improve PEOPLE'S LIVES

LAD Commercial Status

- FDA 510(k) marketing clearance
- Outsourced Manufacturing in Taiwan
- US Market
  - Commercial network established in the USA
  - Successful launch at American Academy Of Pediatrics (AAP) in November 2003
  - First USA sales achieved
- Received European Marketing Clearance (CE Mark)
- Commercialization Partner for Asia Pacific

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



Needle Free Injection System (NIS)

www.norwoodabbey.com

partnerships to improve PEOPLE'S LIVES



Needle Free Injection System (NIS)

Development at the Massachusetts Institute of Technology (MIT) under the direction of Dr Ian Hunter,

Ian Hunter, Ph.D.
Head, BioInstrumentation Lab, Hatsopoulos Professor
Prof. Mechanical Engineering, Prof. BioEngineering

partnerships to improve PEOPLE'S LIVES



Key product development objectives

Development of a drug delivery technology capable of delivering a wide variety of drugs through the skin to a range of selectable depths without the use of needles.

- Low cost – particularly the disposable / single use elements
- Adjustable delivery force
  - Type of drug
  - Depth of delivery
- Silent
- Little or no Pain

partnerships to improve PEOPLE'S LIVES

Status of NIS System

- Base technology licensed (exclusive) from McGill University – Canada
- U.S. patents filed
- Operational prototype (bench level)
- Human and veterinary applications – opportunities identified and initial discussions underway
- Entered into full development phase in 02/2004

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



Norwood Corporate Profile

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



Management
and
Board of Directors

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Management

- Seasoned, experienced management team
- Progressive movement towards U.S. based management
- Appointment of executives outside Australia
  - USA VP Lasers – appointed Q3 2002
  - Europe General Manager Lasers – Q4 2004
  - USA President Devices – appointed Q2 2004
  - USA EyeCare – appointed former senior executives from CIBA Vision

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Board of Directors

- Enhancing quality and breadth of experience of Board members
  - Appointed Rolf Stahel as Chairmain of NIM
    - Former CEO of Shire Pharmaceuticals
  - Executive search firm and prospective non-exec Director candidates currently being identified
    - Pharmaceutical industry background
    - USA and Europe based
- Expect most new appointments will be outside Australia

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



Corporate Profile

partnerships to improve PEOPLE'S LIVES



Financial

- Norwood Abbey (NAL) – consolidated group – held approximately A$23 million in cash at June 30th 2004

- Norwood Abbey (NAL) has announced that it will report revenues of in excess of A$1 million for the six months ending June 30th 2004

- Norwood Abbey (NAL) has announced that it expects to report sales of in excess of A$14 million for the 2005 financial year (i.e. ending June 30th 2005)

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Norwood Abbey – Capital Structure

- Public Listing
  - Australian Stock Exchange (ASX:NAL)
  - NASDAQ Level One (NABYF)

- Share Structure
  - ~ 161 million shares
  - ~ 4,700 Shareholders
  - ~ 70 million shares held by top 10 (institutions/families)
  - ~ 23 million shares held by US investors

- Equity Invested
  - ~A$80 million of equity subscribed over past 5 years

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Summary

partnerships to improve PEOPLE'S LIVES

Summary

- Commercial Strengths
  - Immunology
    - Commercial Partnership with TAP Pharmaceuticals
    - Major international medical collaborations
    - Last stage human clinical trials
    - Short time to market – royalty revenues expected in late 2006
  - EyeCare – Epi-LASIK
    - Innovative technology used in refractive surgery
    - Key marketing approvals in US (FDA) and Europe (CE Mark)
    - Generating revenues
  - LAD
    - FDA Approval for first application
    - Generating revenues
- Investment Strategy
  - Focus on projects in commercial phase
  - R&D investment in Needle-free Drug Delivery system

partnerships to improve PEOPLE'S LIVES

Norwood Abbey



Thank you

partnerships to improve PEOPLE'S LIVES

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD ABBEY FINANCIAL YEAR 2004 COMMENTARY

Norwood Abbey's focus in 2004 was on the commercialisation of its technology portfolio in both Norwood Devices and Norwood Immunology.

In the past twelve months the Devices group achieved key commercial milestones. Norwood's first drug delivery technology (LAD) was successfully launched in the USA and is generating revenues.

In addition, the Norwood Devices group made an exciting acquisition – from a subsidiary of Novartis - of an innovative product used in vision correction surgery. This innovative 'Eye Care' technology has key regulatory approvals in the United States and Europe and is also generating revenues. For the first time the Company has generated significant product sales revenue.

Norwood Immunology (NIM) entered into a commercial partnership with TAP Pharmaceuticals, the market leader in the USA. In addition, the group was successful in the listing of Norwood Immunology on the London Stock Exchange (AIM). The valuation of the business on listing was approximately A$122 million which compares to a A$50 million valuation 12 months earlier. The total cost of the investment by Norwood Abbey has been A$11million.

NIM and is poised to start key clinical trials in the US market.

At a corporate level, the Company has a strong cash position and has continued to expand its shareholder base in Australia and the USA.

In line with the release of its first drug delivery products (LAD) into the US market, the release of its first 'Eye care' products into the U.S. and Asia, and the London listing of NIM, senior executive appointments have been made in Australia, UK and the USA.

An extensive global search has been conducted to secure new high caliber international non-executive directors for both Norwood Immunology and Norwood Abbey. The first of several planned new appointments has been made – the Chairman of Norwood Immunology, and several additional appointments to the Board of Norwood Abbey are expected to be made in the near future.

Highlights for the year:

Norwood Group

- Strong cash position of A$23.3 million at June 30th 2004 (vs A$6.3 million at June 30th 2003)
- Expanded management team in USA and Europe
- Achieved NASDAQ Level I ADR program and progressing to NASDAQ SmallCap listing

Norwood Devices

- Sales revenues of A$1,575,000 and forecast A$14 million in FY 2005
- Successful launch of LAD (Epiture Easytouch) in the US market
- Acquisition of an innovative EyeCare product – Epi-LASIK
- Successful launch of Epi-LASIK in USA, Europe and key Asian markets

Norwood Immunology

- Concluded commercial partnership with TAP Pharmaceutical Products (JV between Takeda and Abbott), US market leader
- Norwood Immunology listed on the London AIM Exchange at a valuation of A$122 million

Comments on the Annual Financial results:
Revenues from ordinary activities increased by 344% to A$1,934,000 as a result of the commercialisation of its first Drug Delivery and 'Eye Care' devices.

Expenditures during the year increased as a result of the Company's focus on the commercialisation of its first Drug Delivery and 'Eye Care' devices and the listing of Norwood immunology on London Stock Exchange's AIM.

A significant element of these expenditures represented non-recurring costs.

Marketing - major contributors to marketing costs included

- Product Launch of LAD (Epiture Easytouch)
- Product Launch for Norwood EyeCare
- Investor road shows and presentations for AIM and NASDAQ listings

Legal costs – major contributors to legal costs included:-

- London AIM Exchange Listing
- TAP Pharmaceuticals Licensing Agreement
- Norwood EyeCare Acquisition from CIBA Vision
- Expansion of Monash University and Dr Richard Boyd Agreements
- General contracts and agreements
- Progressing US NASDAQ listing

Staff Costs –

- Staff costs increased as a result of the appointment of additional staff and executives in the United States, United Kingdom and Australia for LAD, EyeCare and Immunology,
- Significant costs associated with professional recruitment fees of Australian, US and UK based management and directors for Norwood Abbey (Corporate), Norwood Devices and Norwood Immunology

Travel (includes airfares and accommodation etc.)

The following international activities required a significant amount of time to be spent in the U.S and the U.K.

- TAP Agreement
- AIM listing
- UK and US Investor programs
- EyeCare Acquisition
- Commercialization of LAD and EyeCare
- LAD Manufacturing transfer

Other Fees

- Audit and accounting costs for public listing of NIM on AIM and progressing of NASDAQ listing for Norwood Abbey
- Audit costs for Quality Systems certification

NORWOOD ABBEY LIMITED

RESULTS FOR ANNOUNCEMENT TO THE MARKET

FOR THE YEAR ENDED 30 JUNE 2004

		Percentage change		$'000
Revenue from ordinary activities	up	344%	to	1,934
Loss from ordinary activities after tax attributable to members	up	58.56%	to	14,921
Profit (loss) from extraordinary items after tax attributable to members		gain(loss) of		NIL
Net loss for the period attributable to members	up	58.56%	to	14,921

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 30 June 2004	As at 30 June 2003
Net Tangible Assets Per Security	$0.21	$0.19

Brief explanation of the figures reported above:

Earning per share for the year ended 30 June 2004 is a loss $0.11 (30 June 2003 a loss $0.08).
For further explanation of the reported figures see the attached financial statements and Directors declaration, which has been subject to review by Norwood Abbey Limited independent auditors.